

07005139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 53497

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gridley & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 E. 53rd Street, 24th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Bornhuetter Gridley — (212) 400-9711
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

of net capital in the Company's amended unaudited Form X-17A-5, Part II-A filing as of December 31, 2006, as *filed on March XX, 2007.*

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Linda Bornhuetter Gridley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gridley & Company LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 3/22/07

President & CEO
Title

Suzanne F. Cormier
Notary Public 3/22/07

SUZANNE F. CORMIER
NOTARY PUBLIC, State of New York
No. 01CO5078247
Qualified in Kings County
Commission Expires March 19, 2007 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR 2 7 2007
WASH. D.C.
186
SECTION

GRIDLEY & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Gridley & Company LLC

We have audited the accompanying statement of financial condition of Gridley & Company LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gridley & Company LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 of the financial statements, member's equity as of the beginning of the year has been restated.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 22, 2007

GRIDLEY & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	25
Annuity investment		241,404
Investment banking fees receivable		65,000
Prepaid expenses and other current assets		104,251
Due from parent		436,127
	$	846,807
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses and other current liabilities	$	188,171
Deferred revenue		103,750
Total liabilities		291,921
Member's equity		554,886
	$	846,807

See accompanying notes to financial statements.

1. Nature of business

Gridley & Company LLC (the "Company"), a wholly-owned subsidiary of Gridley Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's operations consist primarily of providing investment banking services.

2. Summary of significant accounting policies

Annuity Investment

The Company has an investment in an annuity in which the purchase price of the annuity, accrues interest, and has a cash surrender value, which is equal to the purchase price of the annuity, less a surrender charge (8% at December 31, 2006), which decreases to zero after the sixth anniversary of the purchase of the annuity. The surrender value of the annuity at December 31, 2006 was $225,807.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2006.

Revenue Recognition

Investment banking revenues include gains, losses and fees, arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned for providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company is a single member limited liability company, accordingly, no income taxes are incurred by the Company as earnings and losses flow directly to the Parent. The Company's Parent is subject to the New York City Unincorporated Business Tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Restatement

The restatement results from improper revenue recognition related to non refundable retainers received for financial advisory and investment banking services. These fees were recorded as income upon receipt, however, should have been recorded as income over the term of the agreements. The adjustment as a result of this restatement was to decrease member's equity as of January 1, 2006 by approximately $110,000 and would have increased the net loss recognized in 2005 by approximately $110,000.

4. Related party transactions

For the year ended December 31, 2006, the Company was charged an aggregate of approximately $254,000 for administrative services provided by their Parent, as provided for in an operating agreement between the Company and the Parent, which stipulates the reimbursement to the Parent of 110% of administrative expenses incurred by the Parent.

The net balance of approximately $436,000 due from the Parent at December 31, 2006 represents advances to the Parent for operating expenses incurred by the Parent, offset by the reimbursement due to the Parent for expenses incurred under the operating agreement.

During the year ended December 31, 2006, the Company borrowed $100,000 from an officer of the Company, at an interest rate of 4.9% per annum. The note was repaid in full in September 2006. As of December 31, 2006, the Company had approximately $1,400 of interest payable to the officer related to this note.

5. Major customers

The Company had two customers in 2006 aggregating approximately 68% of total revenues.

6. Net capital requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had a net capital deficit of approximately $51,000, which was approximately $70,000 less than its minimum requirement of approximately $19,000.

7. Concentrations of credit risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Retirement plan

The Company has a 401(k) Plan covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan, which is at the discretion of the executive committee and is determined annually in advance and funded bi-monthly. There was a matching contribution of $7,703 for the year ended December 31, 2006.

10. Subsequent events

On January 26, 2007, after having learned the Company had violated its minimum net capital requirement as of December 31, 2006, the Company notified the NASD of the violation. On January 26, 2007, the Company's Parent made a $500,000 payment to the Company to cure the net capital deficiency.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Gridley & Company LLC

In planning and performing our audit of the financial statements and supplemental schedule of Gridley & Company LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

A *material inadequacy* in the accounting system, internal accounting controls, procedures for safeguarding securities, and practices and procedures which is expected to be reported under our audit objectives includes any condition which has contributed substantially to or, if appropriate corrective action is not taken, could reasonably be expected to (i) inhibit a broker or dealer from promptly completing securities transactions or promptly discharging their responsibilities to customers, other broker-dealers or creditors; (ii) result in material financial loss; (iii) result in material misstatements of the broker's or dealer's financial statements; or (iv) result in violations of the Commission's recordkeeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (i), (ii), or (iii) of this paragraph.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did identify a deficiency in internal control that we determined to be a material inadequacy, as defined above. We also identified a second condition that we determined to be a material weakness and a material inadequacy, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated March 22, 2007.

The Company made certain payments shortly before December 31, 2006, which resulted in an increase in non-allowable assets, which resulted in a net capital deficiency at December 31, 2006. An effective system of internal control would have prevented the Company from violating its minimum net capital requirement.

Management's response:

The FINOP shall prepare a report of the net capital position of the Company at the end of each month for delivery to the CEO, Linda Gridley, within 7 business days of the end of the month. If at such time, the Company's excess net capital shall be below $100,000, then the FINOP shall prepare a report of the Company's net capital position at the end of each week for delivery to the CEO within 3 business days of the end of the week until such time as the Company's excess net capital shall exceed $100,000. If at such time the Company's excess net capital shall decrease below $50,000, then the CEO shall secure additional capital sufficient to increase its excess net capital to exceed $100,000. If at any time the Company shall receive an invoice from a single party, or write a check or otherwise make a payment for any obligation, in excess of $50,000, the CEO shall cause the FINOP to prepare a net capital computation as of the time of the expense or intended payment. In all instances, the CEO shall consider whether it is appropriate in light of anticipated income and other relevant factors to secure additional capital to meet existing net capital obligations and prevent any net capital deficiency.

Secondly, the Company improperly recorded revenue related to financial advisory and investment banking services which led to the restatement of member's equity as of January 1, 2006 and material audit adjustments as of December 31, 2006. A properly designed system of internal control would include policies and procedures to record revenues in accordance with accounting principles generally accepted in the United States of America.

Management's response:

In the future, management will consider the appropriate period in which to recognize retainer fees.

The Company's written responses to the material inadequacies and material weakness identified in our audit have not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on them.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except for the material inadequacies and material weakness previously described, based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Advisory committee, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 22, 2007


END